Exhibit 99.43

ASX Market Announcement

Acquisition of global direct to consumer ecommerce business

Melbourne, Australia, 16 May 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease advises that it has entered into an agreement to acquire the direct-to-consumer eCommerce business and distribution rights associated with AffinityDNA.

Acquisition Highlights

●	Strategic acquisition continues to strengthen the direct-to-consumer channel for GTG.

●	Provides an additional platform to grow our extensive portfolio of consumer-based genomics tests across AffinityDNA’s well-established markets worldwide, including in the US, UK, and Europe.

●	Under the terms of the agreement, GTG will acquire all of AffinityDNA’s assets (including websites, brand identities, laboratory testing and distribution agreements) for a cash consideration of £555,000 (50% payment on completion and, subject to the business attaining certain financial performance parameters, 50% one year from the completion date).

●	AffinityDNA’s revenue has grown substantially over the last two years and this acquisition will provide incremental distribution channels to our EasyDNA brand and will enable GTG to capitalise on commercial synergies.

●	AffinityDNA currently sells a wide range of DNA tests including lifestyle, health and wellbeing genomics-based tests, as well as animal testing relating to allergies and tolerances via online marketplaces, importantly including Amazon.

GTG announces that it has entered into an agreement to acquire the brand and distribution rights of AffinityDNA for £555,000. The acquisition of AffinityDNA will provide GTG with an additional and complimentary platform to further build our existing direct-to-consumer offerings and lifestyle division.

This marks the second acquisition for GTG within the past 12 months as part of its planned expansion into the direct-to-consumer market. In July 2021, the Company acquired EasyDNA, giving it access to all its associated brands, websites and reseller agreements which includes over 70 websites in 40 countries and six brand identities.

The acquisition of AffinityDNA will provide an incremental established revenue base for GTG’s future growth and the ability to leverage existing direct-to-consumer marketing avenues for future product sales initiatives.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

AffinityDNA revenue is derived from the sale of test kits to customers via a network of websites, including Amazon, for selected DNA tests. Tests are performed via an oral swab sent directly to the customer from external laboratory partners. The laboratory processes the tests and transmits the results to AffinityDNA, with test results communicated to customers by email.

Simon Morriss, Chief Executive Officer of GTG said, “This acquisition is an excellent strategic fit, supporting the ongoing expansion of our testing across our target markets worldwide. We are looking forward to working closely with the AffinityDNA team to capitalise on our commercial synergies.”

GTG will be onboarding the existing team, retaining the skills and expertise of AffinityDNA’s employees based in its head office in the UK. This includes the retention of key management in a consulting role. No changes will be made to the GTG board and key management personnel.

Under the terms of the agreement, GTG will acquire 100% of AffinityDNA’s brands and assets for a purchase price of £555,000 with 50% upfront payment on completion and, subject to the business achieving certain financial performance parameters, 50% on the anniversary of completion. The purchase price consideration will be funded from GTG’s existing cash reserves.

The transaction is subject to satisfying customary closing conditions. It is anticipated that these conditions will be met on or before 31 May 2022.

Authorised for release to ASX by the Board of Genetic Technologies Limited.

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Enquiries

Investor Relations

Hugh Morgan

Market Eye

M: +61 407 453 109

E: hugh.morgan@marketeye.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

About AffinityDNA

AffinityDNA is an industry-leading DNA Testing company with more than 15 years’ experience in the DNA business and established partnerships with some of the most highly accredited DNA testing laboratories in the world. They offer a number of lifestyle and health and wellbeing tests, and animal testing relating to allergies and tolerances. For more information, please visit: https://www.affinitydna.co.uk/

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000